Exhibit 99.6

NICE inContact CXone Recognized as Gold Stevie® Award Winner In
2018 American Business Awards®

NICE inContact CXone, the world’s #1 cloud customer experience platform, was honored in the
New Product or Service Category for its ability to power exceptional experiences for customers and employees

Salt Lake City, May 15, 2018 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced that NICE inContact CXone, the world’s #1 cloud customer experience platform, earned a Gold Stevie® Award for the New Product or Service of the Year - Software - Relationship Management Solution category, for The 16th Annual American Business Awards®. NICE inContact CXone is the first and only platform unifying best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence–all built on an Open Cloud Foundation. Only CXone delivers one unified experience, on one cloud native platform, along one proven path, from one leader. NICE inContact, along with fellow Stevie recipients, will be presented with the award at a gala ceremony on Monday, June 11.

As customer experience grows as the leading brand differentiator, ensuring seamless, personal touchpoints between companies and customers has never been more important. Recognition by the American Business Awards, the U.S.A.’s premier business awards program, further highlights customer experience as a critical avenue through which businesses can delight existing customers, attract new audiences, and reach new levels of growth in today’s experience economy.

“When it comes to many products and services, intense market competition means that there’s very little businesses can do to be truly unique in the eyes of customers. The exception is customer experience,” said Paul Jarman, CEO of NICE inContact. “NICE inContact CXone puts the cloud to work for companies to win every customer interaction from phone to email, to chat or text. With intelligent routing of customer interactions and integrated workforce optimization to empower contact center agents, CXone supports efficient and personalized customer experience. Winning the Gold Stevie is incredible validation of not only the best-in-class solution we’re providing for customers, but the experience economy that rewards companies that deliver meaningful consumer experiences.”

NICE inContact empowers organizations of all sizes to provide exceptional customer experience with the most advanced capabilities available today in a true unified cloud platform. NICE inContact is recognized as a market leader by five industry analyst firms including Gartner, Ovum, IDC, Frost and Sullivan and DMG. NICE inContact was placed in the leader quadrant in the 2017 Gartner Cloud Contact Center as a Service (CCaaS) Magic Quadrant and has been named a Leader every year since this Magic Quadrant’s inception in 2015.

“The nominations submitted for The 2018 American Business Awards were outstanding. The competition was intense, and those recognized as Stevie Award winners should be immensely proud of this accomplishment,” said Michael Gallagher, president and founder of the Stevie Awards.

For more information on NICE inContact CXone, visit our website: www.niceincontact.com

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by Gartner, Ovum, IDC, Frost & Sullivan, and DMG. www.niceincontact.com

NICE inContact is part of NICE (Nasdaq: NICE), the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.